Filed Pursuant to Rule 433

Registration No. 333-253385

April 1, 2022

FREE WRITING PROSPECTUS

(To Prospectus dated February 23, 2021,

Prospectus Supplement dated February 23, 2021 and

Equity Index Underlying Supplement dated February 23, 2021)

Linked to the AI Powered US Equity Adjusted Total Return Index (the "Reference Asset")

►	At least 1.987x (to be determined on the Trade Date) uncapped exposure to any positive return of the Reference Asset

►	Contingent repayment of principal if the Reference Return is greater than or equal to the Buffer Percentage of -20.00%

►	Protection from the first 20.00% of any losses of the Reference Asset

►	Approximately a 5 year maturity

►	The Reference Asset tracks the total return of a Notional Portfolio of shares selected by a rules-based equity strategy powered by IBM Watson® that utilizes artificial intelligence techniques to process market signals with the aim of selecting companies with the best potential for future price appreciation. The Notional Portfolio is subject to an Adjustment Factor (or “decrement”) of 5.00% per annum accrued and deducted on a daily basis and a Rebalancing Fee of 0.01% of the change in composition of the Notional Portfolio at each monthly rebalancing. Therefore, the level of the Reference Asset will only increase if the Notional Portfolio’s aggregate performance (as reduced by the monthly Rebalancing Fee) exceeds 5.00% per annum, to offset the Adjustment Factor.

►	All payments on the Notes are subject to the credit risk of HSBC USA Inc.

The Buffered Uncapped Market Participation Securities (each a “Note” and collectively the “Notes”) offered hereunder will not be listed on any securities exchange or automated quotation system. The Notes will not bear interest.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this document relates in market-making transactions in any Notes after their initial sale. Unless we or our agent inform you otherwise in the confirmation of sale, the pricing supplement to which this document relates is being used in a market-making transaction. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page FWP-17 of this document.

Investment in the Notes involves certain risks. You should refer to “Risk Factors” beginning on page FWP-7 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Equity Index Underlying Supplement, as applicable

The Estimated Initial Value of the Notes on the Trade Date is expected to be between $850.00 and $950.00 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See “Estimated Initial Value” on page FWP-4 and “Risk Factors” beginning on page FWP-7 of this document for additional information.

	Price to Public	Underwriting Discount(1)	Proceeds to Issuer
Per Note	$1,000.00
Total

((1) HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 0.75% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page FWP-17 of this document.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Indicative Terms(1)

Principal Amount	$1,000 per Note
Term	Approximately 5 years
Reference Asset	AI Powered US Equity Adjusted Total Return Index (Ticker: AIPEXAR)
Upside Participation Rate	At least 198.70% (1.987x) (to be determined on the Trade Date) exposure to any positive Reference Return
Buffer Percentage	-20.00%
Reference Return	Final Value – Initial Value Initial Value
Payment at Maturity per Note

If the Reference Return is greater than zero:

$1,000 + ($1,000 × Reference Return × Upside Participation Rate).

If the Reference Return is less than or equal to zero but greater than or equal to the Buffer Percentage:

$1,000 (zero return).

If the Reference Return is less than the Buffer Percentage:

$1,000 + [$1,000 × (Reference Return + 20.00%)].

For example, if the Reference Return is
-30.00%, you will suffer a 10.00% loss and receive 90.00% of the Principal Amount, subject to the credit risk of HSBC USA Inc. If the Reference Return is less than the Buffer Percentage, you will lose some or a significant portion (up to 80.00%) of your investment.

Initial Value	The Official Closing Level of the Reference Asset on the Pricing Date.
Final Value	The Official Closing Level of the Reference Asset on the Final Valuation Date.
Pricing Date	April 29, 2022
Trade Date	April 29, 2022
Original Issue Date	May 4, 2022
Final Valuation Date (2)	April 29, 2027
Maturity Date (2)	May 4, 2027
CUSIP/ISIN	40439JP58/US40439JP589

The Notes

The Notes are designed for investors who believe the Reference Asset will appreciate over the term of the Notes. If the Reference Return is below the Buffer Percentage, then the Notes are subject to a 1:1 exposure to any potential decline of the Reference Asset beyond the Buffer Percentage of -20.00%.

If the Reference Asset appreciates over the term of the Notes, you will realize a return equal to at least 198.70% (1.987x) (to be determined on the Trade Date) of the Reference Asset appreciation. Should the Reference Asset decline by more than 20.00%, you will lose 1% of your investment for every 1% decline in the Reference Asset beyond the Buffer Percentage.

AiPEXAR Key Features

Information Advantage

AiPEXAR is part of suite of AI indexes that are the first and only to use IBM Watson’s unique insights to continuously learn and analyze millions of pieces of traditional and non-traditional data each day.

Equity Selection Applying what it has learned, AiPEXAR selects a portfolio of US Large & Mid Cap company shares based on their combined AI scores, subject to allocation constrains.
100% Equities AiPEXAR is 100% composed of US equities selected by the AI at all times and will not invest in cash or other instruments.

(1)	As more fully described starting on page FWP-4.
(2)	Subject to adjustment as described under “Additional Terms of the Notes” in the accompanying Equity Index Underlying Supplement.

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Payoff Example

The table at right shows the hypothetical payout profile of an investment in the Notes assuming an Upside Participation Rate of at least 198.70% (1.987x) (to be determined on the Trade Date) and reflecting the Buffer Percentage of -20.00%.

Information about the Reference Asset	Hypothetical and Historical Index Performance Data

The Reference Asset tracks the total return of a Notional Portfolio of shares (the “Notional Portfolio”) selected by EquBot Inc. (“EquBot”) from the constituents of the Solactive US Large & Mid Cap Index following a methodology based on artificial intelligence (“AI”) techniques developed by EquBot, subject to certain allocation constraints, including a constraint capping the Notional Portfolio’s ex-ante tracking error (the “Tracking Error”) compared to the Solactive US 500 Index (the “Benchmark”). The Index is calculated as a total return index. While the Notional Portfolio, is calculated as if it were a total return index, the Index itself is calculated as an adjusted return index. An Adjustment Factor, or “decrement”, of 5.00% p.a. (accrued and deducted on a daily basis; the “Adjustment Factor”) is deducted from the Index level. Also, a Rebalancing Fee of 0.01% of the relevant change in the composition of the Notional Portfolio (the “Rebalancing Fee”) is deducted from the level of the Index every time such composition is rebalanced, which is expected to occur monthly. Because of the Adjustment Factor and the Rebalancing Fee, the level of the Index will always be less than that of the Notional Portfolio.

AiPEXAR 3-Step Investment Process

	1.Score	2. Select	3. Diversify & Adjust
Scores for the companies included in the Solactive US Large & Mid Cap Index are calculated based on:		Approximately 250 companies with the highest combined Financial Health, Management, and News and Information Scores are selected for the portfolio.	Companies are assigned portfolio weights, with the largest weights going to the companies with the highest combined scores, subject to strategic constraints1.

•	Financial Health Score: evaluates a company’s fundamentals and key figures.
•	Management Score: assesses a company’s management strength and thought leadership.
•	News & Information Score: measures a company’s market sentiment, economic, and geopolitical risks.

1 Constraints include: diversification, market liquidity limits and weight allocation, and caps at 2.6% of the Solactive US 500 Index’s volatility at each monthly rebalance. For more information on the index methodology, please see the AI Powered US Equity Adjusted Total Return Index Guideline published by Solactive AG. Information contained in these Index Guidelines or otherwise available from Solactive is not incorporated by reference in, and should not be considered a part of, this document.

The hypothetical back-tested Index data only reflects the application of that methodology in hindsight, since the Index was not actually calculated and published prior to July 14, 2021. The hypothetical back-tested Index data cannot completely account for the impact of financial risk in actual trading. There are numerous factors related to the equities markets in general that cannot be, and have not been, accounted for in the hypothetical back-tested Index data, all of which can affect actual performance. Consequently, you should not rely on that data as a reflection of what the actual Index performance would have been had the Index been in existence or in forecasting future Index performance. The graph above also reflects the actual Index performance from July 14, 2021 to March 30, 2022 based on information that we obtained from Bloomberg L.P. Any hypothetical or actual historical upward or downward trend in the level of the Index during any period shown is not an indication that the level of the Index is more or less likely to increase or decrease at any time during the term of the Notes.

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HSBC USA Inc.

Buffered Uncapped Market Participation Securities

Linked to AI Powered US Equity Adjusted Total Return Index

This document relates to a single offering of Buffered Uncapped Market Participation Securities. The Notes will have the terms described in this document and the accompanying prospectus, prospectus supplement and Equity Index Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement, the terms described in this document shall control.

This document relates to an offering of Notes linked to the performance of the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of the Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note
Reference Asset:	AI Powered US Equity Adjusted Total Return Index (the “Index” or “AiPEXAR”) (Ticker: AIPEXAR).
Trade Date:	April 29, 2022
Pricing Date:	April 29, 2022
Original Issue Date:	May 4, 2022
Final Valuation Date:	April 29, 2027, subject to adjustment as described under “Additional Terms of the Notes—Valuation Dates” in the accompanying Equity Index Underlying Supplement.
Maturity Date:	3 business days after the Final Valuation Date, which is expected to be May 4, 2027. The Maturity Date is subject to adjustment as described under “Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date” in the accompanying Equity Index Underlying Supplement.
Upside Participation Rate:	At least 198.70% (1.987x)(to be determined on the Trade Date)
Payment at Maturity:	On the Maturity Date, for each Note, we will pay you the Final Settlement Value.
Reference Return:	The quotient, expressed as a percentage, calculated as follows: Final Value – Initial Value Initial Value
Final Settlement Value:

If the Reference Return is greater than zero, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Reference Return × Upside Participation Rate*).

*To be determined on the Trade Date and will not be less than 198.70%

If the Reference Return is less than or equal to zero but greater than or equal to the Buffer Percentage, you will receive a cash payment on the Maturity Date of $1,000 per $1,000 Principal Amount (zero return).

If the Reference Return is less than the Buffer Percentage, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:

$1,000 + [$1,000 × (Reference Return + 20.00%)].

Under these circumstances, you will lose 1% of the Principal Amount of your Notes for each percentage point that the Reference Return is below the Buffer Percentage. For example, if the Reference Return is -30.00%, you will suffer a 10.00% loss and receive 90.00% of the Principal Amount, subject to the credit risk of HSBC. If the Reference Return is less than the Buffer Percentage, you will lose some or a significant portion (up to 80.00%) of your investment.

Buffer Percentage:	-20.00%
Initial Value:	The Official Closing Level of the Reference Asset on the Pricing Date.
Final Value:	The Official Closing Level of the Reference Asset on the Final Valuation Date.
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
CUSIP/ISIN:	40439JP58/US40439JP589
Estimated Initial Value:	The Estimated Initial Value of the Notes is expected to be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Trade Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See “Risk Factors — The Estimated Initial Value of the Notes, which will be determined by us on the Trade Date, is expected to be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.”

The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the pricing supplement relating to the Notes.

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GENERAL

This document relates to an offering of Notes linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of Notes relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any security included in the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated February 23, 2021, the prospectus supplement dated February 23, 2021 and the Equity Index Underlying Supplement dated February 23, 2021. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement, the terms described in this document shall control. You should carefully consider, among other things, the matters set forth in “Risk Factors” beginning on page FWP-7 of this document, page S-1 of the prospectus supplement and page S-1 of the Equity Index Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the “Issuer”, “HSBC”, “we”, “us” and “our” are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offering to which this document relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▶	The Equity Index Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000110465921026625/tm217170d5_424b2.htm

▶	The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000110465921026609/tm217170d2_424b2.htm

▶	The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000110465921026585/tm217170d7_424b3.htm

We are using this document to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

PAYMENT AT MATURITY

On the Maturity Date, for each Note you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

If the Reference Return is greater than zero, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Reference Return × Upside Participation Rate*).

*To be determined on the Trade Date and will not be less than 198.70%

If the Reference Return is less than or equal to zero but greater than or equal to the Buffer Percentage, you will receive $1,000 per $1,000 Principal Amount (zero return).

If the Reference Return is less than the Buffer Percentage, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:

$1,000 + [$1,000 × (Reference Return + 20.00%)].

Under these circumstances, you will lose 1% of the Principal Amount of your Notes for each percentage point that the Reference Return is below the Buffer Percentage. For example, if the Reference Return is -30.00%, you will suffer a 10.00% loss and receive 90.00% of the Principal Amount, subject to the credit risk of HSBC. You should be aware that if the Reference Return is less than the Buffer Percentage, you will lose some or a significant portion (up to 80.00%) of your investment.

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Interest

The Notes will not pay interest.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

Reference Sponsor

The reference sponsor of AIPEXAR is Solactive AG (“Solactive”).

INVESTOR SUITABILITY

The Notes may be suitable for you if:	The Notes may not be suitable for you if:

▶    You seek an investment with an enhanced return linked to the potential positive performance of the Reference Asset and you believe the value of the Reference Asset will increase over the term of the Notes.

▶    You understand that, due to the Adjustment Factor (decrement) and Rebalancing Fee features of the Reference Asset, the Reference Asset will always underperform the Notional Portfolio.

▶    You understand that, due to the Adjustment Factor (decrement) and Rebalancing Fee features of the Reference Asset, the aggregate performance of the Notional Portfolio (as reduced by the monthly Rebalancing Fee) must exceed 5.00% per annum (offsetting the Adjustment Factor) for the level of the Reference Asset to increase, and these subtractions could negatively affect your return on the Notes.

▶    You are willing to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is below the Buffer Percentage of -20.00%

▶    You understand and accept that your investment may not provide full return of principal.

▶    You are willing to forgo dividends or other distributions paid on the stocks included in the Reference Asset.

▶    You do not seek current income from your investment.

▶    You are willing to hold the Notes to maturity.

▶    You do not seek an investment for which there will be an active secondary market.

▶    You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶    You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

▶    You believe the Reference Return will be negative or that the Reference Return will not be sufficiently positive to provide you with your desired return.

▶    You do not understand that, due to the Adjustment Factor (decrement) and Rebalancing Fee features of the Reference Asset, the Reference Asset will always underperform the Notional Portfolio.

▶    You do not understand that, due to the Adjustment Factor (decrement) and Rebalancing Fee features of the Reference Asset, the aggregate performance of the Notional Portfolio (as reduced by the monthly Rebalancing Fee) must exceed 5.00% per annum (offsetting the Adjustment Factor) for the level of the Reference Asset to increase, and these subtractions could negatively affect your return on the Notes.

▶    You are unwilling to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is below the Buffer Percentage of -20.00%

▶    You seek an investment that provides full return of principal.

▶    You prefer to receive the dividends or other distributions paid to holders of the stocks included in the Reference Asset.

▶    You seek current income from your investment.

▶    You are unable or unwilling to hold the Notes to maturity.

▶    You seek an investment for which there will be an active secondary market.

▶    You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶    You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

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RISK FACTORS

We urge you to read the section “Risk Factors” beginning on page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Equity Index Underlying Supplement, as applicable. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this document and the accompanying prospectus, prospectus supplement and Equity Index Underlying Supplement.

In addition to the risks discussed below, you should review “Risk Factors” in the accompanying prospectus supplement and Equity Index Underlying Supplement including the explanation of risks relating to the Notes described in the following sections:

▶	“—Risks Relating to All Note Issuances” in the prospectus supplement; and

▶	“—General Risks Related to Indices” in the Equity Index Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Risks Relating to the Structure or Features of the Notes

Your investment in the Notes may result in a loss.

You will be exposed to the decline in the Final Value from the Initial Value beyond the Buffer Percentage of -20.00%. Accordingly, if the Reference Return is less than the Buffer Percentage of -20.00%, your Payment at Maturity will be less than the Principal Amount of your Notes. You will lose some or a significant portion (up to 80.00%) of your investment at maturity if the Reference Return is less than the Buffer Percentage.

The amount payable on the Notes is not linked to the value of the Reference Asset at any time other than on the Final Valuation Date.

The Final Value will be based on the Official Closing Level of the Reference Asset on the Final Valuation Date, subject to postponement for non-trading days and certain Market Disruption Events. Even if the value of the Reference Asset appreciates during the term of the Notes other than on the Final Valuation Date but then decreases on the Final Valuation Date to a value that is less than the Initial Value, the Payment at Maturity may be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the value of the Reference Asset prior to such decrease. Although the actual value of the Reference Asset on the Maturity Date or at other times during the term of the Notes may be higher than the Final Value, the Payment at Maturity will be based solely on the Official Closing Levels of the Reference Asset on the Final Valuation Date.

The Notes will not bear interest.

As a holder of the Notes, you will not receive interest payments.

Risks Relating to the Reference Asset

The Adjustment Factor, or decrement, feature of 5.00% per annum and the monthly Rebalancing Fee of 0.01% of the change in the composition of the Notional Portfolio will always adversely affect the performance of the Index.

The Index has a decrement feature whereby 5.00% per annum is deducted daily from the Index level. The Index tracks the performance of the Notional Portfolio (as defined below), which is a notional portfolio of stocks selected from the Benchmark. The Notional Portfolio does not have a decrement feature. Also, the Rebalancing Fee of 0.01% of the relevant change in the composition of the Notional Portfolio is deducted from the level of the Index every time such composition is rebalanced, which is expected to occur monthly.

Consequently, the Index will always underperform the Notional Portfolio. Due to the decrement feature, the level of the Reference Asset will only increase if the Notional Portfolio’s aggregate performance (as reduced by the monthly Rebalancing Fee) exceeds 5.00% per annum. The Index level may decline even if the Notional Portfolio level appreciates.

Any potential benefit from the total return feature of the Notional Portfolio will be reduced by the Index’s decrement of 5.00% per annum.

The Notional Portfolio is calculated as if it were a total return index, reflecting the reinvestment of dividends on its components. Because of the 5.00% per annum decrement feature of the Index, the Index level will always be less than the Notional Portfolio solely modified by the monthly Rebalancing Fee. The 5.00% per annum decrement will be deducted daily from the Index, regardless of whether any dividends were paid on the Index Components (as defined below).

The Index strategy is not guaranteed to succeed.

The Index strategy is not guaranteed to be successful. It is impossible to predict whether and the extent to which the Index and the Notional Portfolio will yield positive or negative results. The Index adjusts its exposure to the selected constituents of the Benchmark

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based on historical economic relationships which may not hold true in the future. You should seek your own advice as necessary to assess the Index, the Index’s strategy and the Notional Portfolio.

The Index tracks the total return of the Notional Portfolio selected by EquBot from the constituents (the “Index Universe Components”) of the Solactive US Large & Mid Cap Index (the “Index Universe”) following a methodology based on AI techniques developed by EquBot, subject to certain allocation constraints. The selection of shares includes a tracking error constraint to cap the Tracking Error between the Index and the Benchmark at 2.60%.

There is no guarantee that the EquBot AI techniques will select the best performing Index Universe Components from the Benchmark to become constituents of the Index (“Index Components”). The Index may underperform an alternative strategy based upon the Benchmark or any other measure or portion of the US equity market.

The Index and the Notional Portfolio are purely notional.

The exposure to the Notional Portfolio is purely notional and will exist solely in the records maintained by or on behalf of Solactive. Although the Notional Portfolio may also be referred as the “portfolio”, the “underlying portfolio” or other similar terms, there is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. Consequently, you will not have any claim against any of the underlying assets that are referenced by the Index or the Notional Portfolio.

If the market values of the Index Components change, the level of the Notional Portfolio and therefore the level of the Index and the market value of your Notes may not change in the same manner.

Owning the Notes is not the same as owning each of the Index Components. Accordingly, changes in the market values of the Index Components may not result in a comparable change in the level of the Index or the market value of your Notes.

There are no dividend payments or voting rights.

As a holder of the Notes, you will not have voting rights or rights to receive cash dividend or other distributions or other rights as would holders of the stocks included in the Index.

The Index was recently launched and has a limited operating history.

The Index was launched on July 14, 2021 and therefore has limited historical performance. As a result, limited actual historical performance information is available for you to consider in making an independent investigation of the Index, which may make it more difficult for you to evaluate the historical performance of the Index and make an informed investment decision than would be the case if the Index had a longer trading history.

Hypothetical back-tested performance prior to the launch of the Index provided in this document refers to simulated performance data created by applying the Index’s calculation methodology to historical prices of the underlying constituents. Such simulated performance data has been produced by the retroactive application of a back-tested methodology in hindsight, and may give more preference towards underlying constituents that have performed well in the past. Hypothetical back-tested results are neither an indicator nor a guarantor of future results.

The hypothetical back-tested performance of the Index prior to July 14, 2021 cannot fully reflect the actual results that would have occurred had the Index actually been calculated during that period, and should not be relied upon as an indication of the Index’s future performance. Because of the lack of actual historical performance data, your investment in the Notes may involve a greater risk than investing in a security or other instrument linked to one or more indices with an established record of performance.

Historical levels are not an indication of future performance.

You should note that historical levels, fluctuations and trends of the Index are not necessarily indicative of future levels. Any historical upward or downward trend is not an indication that the Index is more or less likely to increase or decrease at any time, and you should not take historical levels as an indication of future performance.

Solactive administers, calculates and publishes the Index, the Index Universe and the Benchmark.

Solactive has the authority to determine whether certain events affecting the Index have occurred including, but not limited to, events affecting the underlying equity constituents of the Index.

Potential investors in any financial instrument of which the Index is an underlying need to be aware that any determination or calculation made by Solactive may affect the level of the Index, as applicable, and, as appropriate, the performance of any instruments linked to the performance of the Index. Solactive has no obligation to consider the interest of investors in any such instruments, including the Notes, when making any determination or calculation. Such discretion in the decisions taken by Solactive (in the absence of manifest or proven error) are binding on all investors and holders of such instruments, including the Notes.

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We and our affiliates are not affiliated with Solactive.

We and our affiliates are not affiliated with Solactive. We have not made and will not make any independent investigation as to the adequacy or completeness of the information about the Index, the Notional Portfolio or any Index Component. You should make your own investigation into the Index and the Notional Portfolio.

Changes affecting the Index could have an adverse effect on the level of the Index.

The policies of Solactive with respect to the calculation of and adjustments to the Index may adversely affect the level of the Index. Solactive may discontinue or suspend calculation or dissemination of the Index or modify the methodology of the Index at any time. Solactive may also substitute any Index Component with a successor stock on account of extraordinary events, corporate events, market disruption events, a merger, a takeover bid, a delisting, insolvency or the nationalization of a company. Any such actions may have an adverse effect on the level of the Index and/or could result in adjustments to the Index.

Changes that affect the Index may affect the market value of the Notes and the amount you will receive at maturity.

The policies of Solactive concerning additions, deletions and substitutions of the Index Components and the manner in which Solactive takes account of certain changes affecting those Index Components may affect the level of the Index. The policies of Solactive with respect to the calculation of the Index could also affect the level of the Index. Solactive may discontinue or suspend calculation or dissemination of the Index at any time. Any such actions could affect the value of the Notes and their return.

The Index selects and weights the Index Components based on AI models; the strategies and views implicit in such models and in the Index are not guaranteed to succeed.

The strategy of the AI models, and therefore the Index, is not guaranteed to be successful. It is impossible to predict whether and the extent to which any underlying constituents of the Index will yield positive or negative results. The AI models evaluate the Index Universe Components, and the Index selects and weights the Index Components, based on historical data which may not reflect future performance. You should seek your own advice as necessary to assess the Index and the underlying AI models.

The method by which the Index reweights the Index Components and the reallocation period may negatively affect the level of the Index.

The Index Components are reviewed and the Notional Portfolio is rebalanced monthly. Near the end of each month, the AI models are used to recalculate the AI scores for each Index Universe Component, and these scores are used by EquBot to select and weight the Index Components, subject to pre-determined constraints. The weight of each Index Component selected from the Index Universe Components is subject to a cap (equal to 7.50% unless a lower cap is applicable based on the realized volatility of such underlying) and any excess weight is allocated to the iShares® 1-3 Year Treasury Bond ETF (the “ETF Constituent”). The selection and weight of the Index Components is also subject to a tracking error constraint, which caps the Tracking Error between the Index and the Benchmark at 2.60%. The allocation rules, including the cap, will be followed even where they limit the Index’s exposure to positively performing Index Components or increase the Index’s exposure to negatively performing Index Components, and may result in lower returns on the Index.

The AI models attempt to estimate the future price of each eligible Index Universe Component over a 1-month time horizon, relative to its current price. There is no way to determine whether any future price will actually be achieved or if any projected growth will occur before the next monthly rebalancing. Additionally, an eligible Index Universe Component that was predicted to perform poorly may outperform those which were selected for inclusion in the Index. The level of the Index may be adversely affected if the Index Components do not perform as the AI models predict.

Any changes to the Index Components and their relative weights are made over a three trading day period. This delay between the observed values and the following reallocation may negatively affect the ability of the Index to implement its strategy and the return on the Index.

Correlation of performances among the Index Components may reduce the performance of the Index and, therefore, your Notes.

Performances of the Index Components may become highly correlated from time to time including, but not limited to, a period in which there is a substantial decline in a particular sector in which Index Components are included. High correlation during periods of negative return among a particular group of Index Components could have an adverse effect on the Index and, therefore, your Notes.

Changes in the value of the Index Components may offset each other.

The Index measures the performance of its constituents. The positive performance of certain Index Components may be moderated by the less positive or negative performance of other Index Components. Declines in the level of Index Components that have a higher percentage weighting in the Index at any time will result in a greater decrease in the level of the Index and, therefore the value of your Notes.

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The Index Universe is exposed to equity risk, including from mid-capitalization companies.

The Index Universe includes U.S. large-capitalization and mid-capitalization stocks. The level of the Index can rise or fall sharply due to factors specific to the Index Universe Components, such as stock price volatility, earnings and financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general market volatility and levels, interest rates and economic and political conditions.

Furthermore, as the Index Universe Components include, and therefore the Index Components may include, mid-capitalization stocks, the return on the Index is also subject to additional risks as these companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies. Stock prices of mid-capitalization companies are also more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of mid-capitalization companies may be thinly traded, making it difficult for the Index Universe or the Index to track them. In addition, mid-capitalization companies are typically less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Mid-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. Such companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and less competitive strengths than large-capitalization companies and are more susceptible to adverse developments related to their products.

The level of the Index may be determined by reference to the SPDR S&P 500 ETF Trust (“SPY”) if the AI models become unavailable.

In the event that EquBot, the provider of the AI models, no longer provides the applicable AI scores with respect to the eligible constituents, the shares of SPY will be selected as the sole Index Component with a weight of 100%. In such an event, the value of the Index will be determined by reference to SPY. SPY seeks to track the performance, before fees and expenses, of the S&P 500® Index. SPY is passively managed and will not attempt to select or adjust its exposure amongst the large-cap U.S. equities included in the S&P 500® Index based on any projected performance factor or other market analysis. The S&P 500® Index is not the same as the Solactive US Large & Mid Cap Index and there can be no assurances that, in the event that the level of the Index is determined by reference to the SPY, the Index level will not be adversely affected and, therefore, the value of the Notes. See further discussion in “Risk Associated with any Notional Portfolio Allocation to SPY” below.

Our or our affiliates’ business activities relating to the Index Components may create conflicts of interest with you.

We or our affiliates, at the time of any offering of the Notes or in the future, may engage in business with any company whose stocks are included among the Index Components, including making loans to, equity investments in, or providing investment banking, asset management, or other services to those companies, their affiliates, and their competitors. In connection with these activities, we or our affiliates may receive information about those companies that we will not divulge to you or other third parties. We or our affiliates have published, and in the future may publish, research reports on one or more of these companies. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding your Notes. Any of these activities may affect the market value of the Notes. Any prospective purchaser of the Notes should undertake an independent investigation of the Index and the Notional Portfolio as in its judgment is appropriate to make an informed decision regarding an investment in the Notes.

Risks Associated with any Index Allocation to SPY

Solactive, as index administrator, would determine whether and for how long to calculate the level of the Index by reference to SPY.

The Index would become composed of solely SPY as an Index Component in the event that EquBot is no longer able to compute or communicate the selection of Index Components through the AI models. Solactive, as index administrator, would determine whether such inability to compute or communicate the selection has occurred and make determinations including, but not limited to, whether such inability is temporary or ongoing, the date on which the Index would become calculated by reference to SPY and whether and when calculation of the level of the Index by reference for Index Components computed by EquBot could resume. See “Solactive administers, calculates and publishes the Index, the Index Universe and the Benchmark” and “We and our affiliates are not affiliated with Solactive” above.

If the level of the Index were to be determined by reference to SPY due to unavailability of the AI models, the tracking error constraint feature and decrement feature would continue to apply and reduce the performance of the Index relative to SPY.

Even if the Index comes to track the performance of SPY instead of the Notional Portfolio, 5.00% per annum will be deducted daily from the Index level (the decrement feature). Consequently, the Index would always underperform SPY if SPY replaces the Notional Portfolio. In this scenario, the Index level may decline even if the price of SPY appreciates.

An ETF and its Underlying Index are different.

The performance of an ETF, such as SPY, may not exactly replicate the performance of its underlying index, because the ETF will reflect transaction costs and fees that are not included in the calculation of its underlying index. It is also possible that an ETF may not fully replicate or may in certain circumstances diverge significantly from the performance of its underlying index due to the temporary

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unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in the ETF or due to other circumstances. An ETF may use futures contracts, options, swap agreements, currency forwards and repurchase agreements in seeking performance that corresponds to its underlying index and in managing cash flows.

ETFs are subject to management risk.

SPY is not managed according to traditional methods of “active” investment management, which involve the buying and selling of securities based on economic, financial and market analysis and investment judgment. Instead, SPY, utilizing a “passive” or indexing investment approach, attempts to approximate the investment performance of the its underlying index by investing in a portfolio of securities that generally replicate its applicable underlying index. Therefore, unless a specific security is removed from its underlying index, SPY generally would not sell a security because the security’s issuer was in financial trouble. In addition, SPY is subject to the risk that the applicable investment strategy of its investment advisor may not produce the intended results.

The performance and market value of an ETF during periods of market volatility may not correlate with the performance of its underlying index as well as the net asset value per share of that ETF.

During periods of market volatility, securities underlying an ETF may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of that ETF and the liquidity of the ETF may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of that ETF. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of an ETF. As a result, under these circumstances, the market value of shares of an ETF may vary substantially from the net asset value per share of that ETF. For all of the foregoing reasons, the performance of an ETF may not correlate with the performance of its underlying index as well as the net asset value per share of the ETF, which could materially and adversely affect the value of the Notes in the secondary market and/or reduce your payment at maturity.

The trading prices of ETFs may be affected by limited liquidity and management events.

Although SPY is listed for trading and a number of similar products have been traded on the same and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for SPY or that there will be liquidity in the trading market. A lack of liquidity in the trading market for SPY may have a negative effect on the market price of the shares of SPY and, consequently, the value of the Notes.

In addition, SPY is subject to management risk, which is the risk that the applicable investment adviser’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market prices of the shares of SPY, and consequently, the value of the Notes.

Our or our affiliates’ business activities relating to the Index Components may create conflicts of interest with you.

We or our affiliates, at the time of any offering of the Notes or in the future, may engage in business with any company whose stocks are included among the Index Components, including making loans to, equity investments in, or providing investment banking, asset management, or other services to those companies, their affiliates, and their competitors. In connection with these activities, we or our affiliates may receive information about those companies that we will not divulge to you or other third parties. We or our affiliates have published, and in the future may publish, research reports on one or more of these companies. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding your Notes. Any of these activities may affect the market value of the Notes. Any prospective purchaser of the Notes should undertake an independent investigation of the Index and the Notional Portfolio as in its judgment is appropriate to make an informed decision regarding an investment in the Notes. The selection of an index does not reflect any investment recommendation from us.

General Risk Factors

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payments due on the Notes.

The Estimated Initial Value of the Notes, which will be determined by us on the Trade Date, is expected to be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes will be calculated by us on the Trade Date and is expected to be less than the price to public. The Estimated Initial Value will reflect our and our affiliates’ internal funding rate, which is the borrowing rate paid to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic

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terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates’ internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Trade Date is expected to be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates’ projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the Estimated Initial Value on the Trade Date for a temporary period expected to be approximately 6 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

The Notes are subject to the credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

You will not have any ownership interest in the stocks included in the Reference Asset.

As a holder of the Notes, you will not have any ownership interest in the stocks included in the Reference Asset, such as rights to vote, dividend payments or other distributions. Because the return on the Notes will not reflect any dividends on those stocks, the Notes may underperform an investment in the stocks included in the Reference Asset.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange or automated quotation system. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

An affiliate of HSBC has a minority equity interest in the owner of an electronic platform, through which we may make available certain structured investments offering materials. HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

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Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under “U.S. Federal Income Tax Considerations” herein and the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.

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ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of the Reference Asset relative to its Initial Value. We cannot predict the Final Value of the Reference Asset. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical Initial Value used in the table and examples below is not expected to be the actual Initial Value of the Reference Asset. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or the return on your Notes. The Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including such a security issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis. The table below illustrates the Payment at Maturity on a $1,000 investment in the Notes for a hypothetical range of Reference Returns from -100% to +100%. The following results are based solely on the assumptions outlined below. The “Hypothetical Return on the Notes” as used below is the number, expressed as a percentage, that results from comparing the Final Settlement Value per $1,000 Principal Amount to $1,000. The potential returns described here assume that your Notes are held to maturity. You should consider carefully whether the Notes are suitable to your investment goals. The following table and examples assume the following:

🞂	Principal Amount:	$1,000

🞂	Hypothetical Initial Value:	1,000.00

🞂	Hypothetical Upside Participation Rate*:	198.70%

🞂	Buffer Percentage:	-20.00%

The hypothetical Initial Value of 1,000.00 used in the examples below has been chosen for illustrative purposes only and does not represent the actual Initial Value of the Reference Asset. The actual Initial Value of the Reference Asset will be determined on the Pricing Date.

*To be determined on the Trade Date and will not be less than 198.70%

Hypothetical Final Value	Hypothetical Reference Return	Hypothetical Payment at Maturity	Hypothetical Return on the Notes
2,000.00	100.00%	$2,987.00	198.70%
1,800.00	80.00%	$2,589.60	158.96%
1,600.00	60.00%	$2,192.20	119.22%
1,400.00	40.00%	$1,794.80	79.48%
1,300.00	30.00%	$1,596.10	59.61%
1,200.00	20.00%	$1,397.40	39.74%
1,150.00	15.00%	$1,298.05	29.805%
1,100.00	10.00%	$1,198.70	19.87%
1,050.00	5.00%	$1,099.35	9.935%
1,020.00	2.00%	$1,039.74	3.974%
1,010.00	1.00%	$1,019.87	1.987%
1,000.00	0.00%	$1,000.00	0.00%
990.00	-1.00%	$1,000.00	0.00%
980.00	-2.00%	$1,000.00	0.00%
950.00	-5.00%	$1,000.00	0.00%
850.00	-15.00%	$1,000.00	0.00%
800.00	-20.00%	$1,000.00	0.00%
700.00	-30.00%	$900.00	-10.00%
600.00	-40.00%	$800.00	-20.00%
500.00	-50.00%	$700.00	-30.00%
400.00	-60.00%	$600.00	-40.00%
200.00	-80.00%	$400.00	-60.00%
0.00	-100.00%	$200.00	-80.00%

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The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the Notes.

Example 1: The value of the Reference Asset increases from the Initial Value of 1,000.00 to a Final Value of 1,050.00.

Reference Return:	5.00%
Final Settlement Value:	$1,099.35

Because the Reference Return is positive, the Final Settlement Value would be $1,099.35 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Reference Return × Upside Participation Rate)

= $1,000 + ($1,000 × 5.00% × 198.70%)

= $1,099.35

Example 1 shows that you will receive the return of your principal investment plus a return equal to the Reference Return multiplied by the hypothetical Upside Participation Rate when the Reference Asset appreciates.

Example 2: The value of the Reference Asset decreases from the Initial Value of 1,000.00 to a Final Value of 950.00

Reference Return:	-5.00%
Final Settlement Value:	$1,000.00

Because the Reference Return is less than zero but greater than the Buffer Percentage of -20.00%, the Final Settlement Value would be $1,000.00 per $1,000 Principal Amount (a zero return)

Example 3: The value of the Reference Asset decreases from the Initial Value of 1,000.00 to a Final Value of 500.00.

Reference Return:	-50.00%
Final Settlement Value:	$700.00

Because the Reference Return is less than the Buffer Percentage of -20.00%, the Final Settlement Value would be $700.00 per $1,000 Principal Amount, calculated as follows::

$1,000 + [$1,000 × (Reference Return + 20.00%)]

= $1,000 + [$1,000 × (-50.00% + 20.00%)]

= $700.00

Example 3 shows that you are exposed on a 1-to-1 basis to declines in the value of the Reference Asset beyond the Buffer Percentage of -20.00%. You will lose some or a significant portion (up to 80.00%) of your investment

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DESCRIPTION OF THE REFERENCE ASSET

Description of AIPEXAR

The Reference Asset tracks the total return of the Notional Portfolio selected by EquBot from the constituents of the Solactive US Large & Mid Cap Index following a methodology based on AI techniques developed by EquBot, subject to certain allocation constraints, including a constraint capping the Notional Portfolio’s Tracking Error compared to the Benchmark. The Index is calculated as a total return index. While the Notional Portfolio, is calculated as if it were a total return index, the Index itself is calculated as an adjusted return index. An Adjustment Factor, or “decrement”, of 5.00% p.a. (accrued and deducted on a daily basis) is deducted from the Index level. Also, a Rebalancing Fee of 0.01% of the relevant change in the composition of the Notional Portfolio is deducted from the level of the Index every time such composition is rebalanced, which is expected to occur monthly. Because of the Adjustment Factor and the Rebalancing Fee, the level of the Index will always be less than that of the Notional Portfolio.

Hypothetical and Historical Index Performance Data

The graph below sets forth the hypothetical back-tested performance of the Index from March 30, 2012 through July 13, 2021 and the historical performance of the Index from July 14, 2021 to March 30, 2022. The Index has been calculated by Solactive AG only since July 14, 2021. The hypothetical back-tested performance of the Index set forth in the graph below was calculated using the selection criteria and methodology employed to calculate the Index since its inception on July 14, 2021. The black vertical line shows the inception on July 14, 2021.

For more information about the AIPEXAR, see Annex A to this document.

The hypothetical back-tested Index data only reflects the application of that methodology in hindsight, since the Index was not actually calculated and published prior to July 14, 2021. The hypothetical back-tested Index data cannot completely account for the impact of financial risk in actual trading. There are numerous factors related to the equities markets in general that cannot be, and have not been, accounted for in the hypothetical back-tested Index data, all of which can affect actual performance. Consequently, you should not rely on that data as a reflection of what the actual Index performance would have been had the Index been in existence or in forecasting future Index performance. The graph above also reflects the actual Index performance from July 14, 2021 to March 30, 2022 based on information that we obtained from Bloomberg L.P. Any hypothetical or actual historical upward or downward trend in the level of the Index during any period shown is not an indication that the level of the Index is more or less likely to increase or decrease at any time during the term of the Notes.

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EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated payment due and payable in the same general manner as described in this document except that in such a case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Return of the Reference Asset, and the accelerated Maturity Date will be three business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to the Reference Asset on that scheduled trading day, then the accelerated Final Valuation Date for the Reference Asset will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see “Description of Debt Securities — Senior Debt Securities — Events of Default” in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers, or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the price to public set forth on the cover page of this document. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 0.75% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this document relates in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See “Supplemental Plan of Distribution (Conflicts of Interest)” on page S-83 in the prospectus supplement.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on the inside cover page of this document, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, a Note should be treated as a pre-paid executory contract with respect to the Reference Asset. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a Note as a pre-paid executory contract with respect to the Reference Asset. Pursuant to this approach we do not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Note for more than one year at such time for U.S. federal income tax purposes.

We will not attempt to ascertain whether any of the entities whose stock is included in the Reference Asset would be treated as a passive foreign investment company (“PFIC”) or United States real property holding corporation (“USRPHC”), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in the Reference Asset were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the

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entities whose stock is included in the Reference Asset and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in the Reference Asset is or becomes a PFIC or a USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals’ gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Notes are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2023. Based on the Issuer’s determination that the Notes are not “delta-one” instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Asset or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Asset or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

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ANNEX A

AI Powered US Equity Adjusted Total Return Index

All disclosures contained in this document regarding the AI Powered US Equity Adjusted Total Return Index (the “Index”), including its make-up, method of calculation and changes in its components, are derived from publicly available information provided by Solactive AG (“Solactive”), without independent verification.

This description of the Index is qualified in its entirety by the full description in its methodology, which is available at: https://www.solactive.com/indices/?se=1&index=DE000SL0DZD9#documents. The Index methodology is not incorporated in, or part of, this document. The Index is owned by EquBot Inc. (“EquBot”) and administered, calculated and published by Solactive (the “Index Administrator”). The Index level is published on the Solactive website (www.solactive.com). The Solactive website is not incorporated in, or part of, this document. Solactive has no obligation to continue to publish the Index, and may discontinue the publication of the Index at any time.

The Index tracks the total return of a portfolio of shares (referred to herein as the “Notional Portfolio”) selected by EquBot from the constituents (the “Index Universe Components”) of the Solactive US Large & Mid Cap Index (the “Index Universe”) following a methodology based on artificial intelligence techniques developed by EquBot, subject to certain allocation constraints, including a tracking error constraint to cap the ex-ante tracking error (the “Tracking Error”) between the Index and the Solactive US 500 Index (the “Benchmark”) at 2.60%. The Index Universe Components that are actually included in the Index at a given time are referred to as the “Index Components.”

While the Notional Portfolio is calculated as if it were a total return index, the Index itself is calculated as an adjusted return index. An adjustment factor (the “Adjustment Factor”, also known as a decrement) of 5.00% per annum (accrued on a daily basis) is deducted from the level of the Index. Also, a rebalancing fee (the “Rebalancing Fee”) of 0.01% of the relevant change in the composition of the Notional Portfolio is deducted from the level of the Index every time such composition is rebalanced, which is expected to occur monthly.

Because of the Adjustment Factor, or “decrement” feature, and the Rebalancing Fee, the level of the Index will always be less than that of the Notional Portfolio. The Notional Portfolio is not published or available as an individual index.

The Index is denominated in USD. The Index is based on a starting level of 1,000 on April 27, 2006. However, calculation of the Index began on July 14, 2021 (the “Live Date”), and therefor hypothetical back-tested levels of the Index prior to the Live Date only reflect the application of the Index methodology in hindsight. See “The Index was recently launched and has a limited operating history” in the Risk Factors section above.

Index Composition

The Index Universe Components of the Notional Portfolio are selected and re-weighted monthly based on a methodology developed by EquBot. Rebalancing adjustments will be made after the closing level has been calculated on the second to last Calculation Day (as defined below) of each month (the “Rebalance Day”) and be implemented over a period of three Calculation Days running from and including the Rebalance Day through and including the second immediately following Calculation Day (the “Rebalance Period”). The portion of the Rebalancing Fee applicable to each Calculation Day within the Rebalance Period is subtracted after the close of business on such Calculation Day. Any adjustments will be determined three Calculation Days prior to the scheduled Rebalance Day (the “Selection Day”). All adjustments will be made based on three scores for each Index Universe Component – the AI Financial Score, the AI Management Score and the AI News Score (as described below; each, an “AI Score”) – computed as of the applicable Selection Day. If EquBot is no longer able to compute or communicate the selection of the Index Components in accordance with the methods described below, the Notional Portfolio will instead be composed of a single constituent, the SPDR® S&P 500® ETF, with a weight of 100% (which shall not be subject to the allocation constraints described below).

The AI Scores

The AI Scores are determined by using both EquBot proprietary technology and IBM Watson®. Each of the AI Scores are based on signals collected since 1999, where available. Natural language processing, powered by IBM Watson®, is used to extract the relevant signals from the various relevant sources. Data normalization and other techniques are applied to overcome missing and erroneous data issues. AI Financial scores are sourced from financial statement data, forecasted financial data, and trading data. AI Management scores are sourced from financial statement data and company specific news articles, while AI News Scores are sourced from news articles and social media posts. Additional information regarding the signals for each AI score is available in the Index methodology.

For each AI Score, the signals in respect of each Index Universe Component, or share, are inserted into a deep learning model which is specific to each share. These models then each generate a projected one-month future price, relative to its

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current price. The raw AI scores for each Index Universe Component are then calculated in accordance with the following formula:

Where:

Ni,s	= the future price of share i, expressed as a percentage of its current price, as estimated on Selection Day s by the model related to the relevant AI Score.

Nmin,s =	the theoretical minimum value of Ni,sin respect of such Selection Day across all shares within the Index Universe, assuming the Ni,s in respect of such Selection Day are normally distributed.

Nmax,s =	the theoretical maximum value of Ni,s in respect of such Selection Day across all shares within the Index Universe, assuming the Ni,s in respect of such Selection Day are normally distributed.

Once the raw AI Scores for each Index Universe Component are calculated, the three AI Scores are aggregated (the “Aggregated AI Score”). Each Index Universe Component’s Aggregated AI Score is equal to the product of its AI Financial Score, AI Management Score and AI News Score. Then, the z-score of each Index Universe Component’s Aggregated AI Score among the Aggregated AI Scores of all the Index Universe Components is computed (with respect to each Index Universe Component, its “Opportunity Value” in respect of such Selection Day).

The Index calculation algorithm then aims to select and assign weights to a subset of Index Universe Components in order to form the portfolio with the highest Opportunity Value, subject to the allocation constraints described below.

Allocation Constraints

Index Components and their corresponding weights will be subject to two allocation limits. First, any Index Universe Component with a total market capitalization as of the applicable Selection Day of less than USD two billion shall be excluded from the Index Universe. Second, the weight of each Index Component will be subject to a cap that is equal to the lowest of (i) 7.50%, (ii) a threshold based on the Average Daily Value Traded (as defined below) of such Index Component on all Exchanges on which it is listed over the 20 Trading Days (as defined below) ending on the applicable Selection Day and (iii) a threshold based on the Average Daily Value Traded of such Index Component on its primary Exchange (or, if such amount is not available, based on 10% of its average daily trading value on all Exchanges on which it is listed) over the 20 Trading Days ending on the applicable Selection Day. Each of the average daily trading value thresholds includes a multiplier by which the raw average daily trading value is multiplied. In the case of the all Exchanges threshold, the multiplier is equal to the product of (i) the quotient of one divided by 2.7 billion, (ii) 15% and (iii) 3. In the case of the primary Exchange threshold, the multiplier is equal to the product of (i) the quotient of one divided by 2.7 billion, (ii) 50% and (iii) 3.

“Daily Value Traded”, with respect to an Index Component and a Trading Day, means (i) the product of the Closing Price (as defined below) of such Index Component and (ii) the volume traded (measured as a number of shares) of such Index Component on an Exchange during such Trading Day. “Average Daily Value Traded”, with respect to an Index Component, means the sum of each Daily Value Traded over the specified period divided by the number of Trading Days that fall in the specified period (in this section, 20 Trading Days).

“Closing Price”, with respect to an Index Component and a Trading Day, means a security’s final regular hours trading price published by its primary Exchange and determined in accordance with such Exchange’s regulations. If the Exchange has no or has not published a Closing Price in accordance with its rules for an Index Component, the last trading price of the Index Component will be used.

The cap, expressed as a formula, is:

Where:

Cap =	7.50%.

α =	(1/2,700,000,000) * 15% * 3.

β =	(1/2,700,000,000) * 50% * 3.

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ADVTCi,s =	the average over the 20 Trading Days period ending on Selection Day s of the daily traded volume across all Exchanges on which Index Component i is listed.

ADVTPi,s =	the average over the 20 Trading Days period ending on Selection Day s of the daily traded volume on the primary Exchange on which Index Component i is listed on the close or, if such data is not available, the product of 10% multiplied by ADVTCi,s .

Any excess weight that results from implementing these constraints shall be allocated to the iShares® 1-3 Year Treasury Bond ETF (SHY UP Equity).

Tracking Error Constraint

The Tracking Error between constituents of the US 500 Index (the US 500 Constituents”) and the Benchmark may not exceed 2.60%.

The tracker error universe (the “TEU”) on any Selection Day will be the union of (i) the components of the Benchmark (the “Benchmark Components”) and (ii) the Index Components) Any duplicates in the TEU will be removed.

The Tracking Error will be computed as:

Where:

Xs =	the vector of weights representing the TEU such that (i) any name that is an Index Component will be represented with its weight from EquBot in respect of each Selection Day s and (ii) any other name will be represented with a weight of zero.

Bs =	the vector of weights representing the TEU such that (i) any name that is a Benchmark Component will be represented with its weight in the Benchmark in respect of each Selection Day s and (ii) any other name will be represented with a weight of zero.

The notation “.” denotes the matrix product.

The notation “𝑇” denotes the transpose of a vector.

Covs =	the annualized covariance matrix of all the components of the TEU.

The annualized covariance between component(i) and component(k), in the TEU, is calculated according to the following formula:

With:

Where:

L is the length of the relevant covariance observation period and is equal to 126 Calculation Days.

n refers to each Calculation Day within the relevant covariance observation period.

Pi,s-n =	the Closing Price of component i in respect of Calculation Day s-n.

Pi,s-n-1 =	the Closing Price of component i in respect of the Calculation Day immediately preceding Calculation Day s-n.

Pk,s-n =	the Closing Price of component k in respect of Calculation Day s-n.

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Pk,s-n-1 =	the Closing Price of component k in respect of the Calculation Day immediately preceding Calculation Day s-n.

Di,s-n =	the aggregate amount of dividends for component i with an ex-dividend date falling in the period from, but excluding, the Calculation Day immediately preceding Calculation Day s-n to, to and including, Calculation Day s-n.

Dk,s-n =	the aggregate amount of dividends for component k with an ex-dividend date falling in the period from, but excluding, the Calculation Day immediately preceding Calculation Day s-n to, to and including, Calculation Day s-n.

If the Tracking Error defined above exceeds 2.60%, then the Index Administrator will compute Modified Index Composition and Modified Selection Weights (each as described below) as follows:

Where:

Xmods is the vector of Modified Selection Weights.

Xs is the vector of weights in respect of Selection Day s as defined above.

Bs is the vector of weights in respect of Selection Day s as defined above.

w =	2.00%.

If the Tracking Error defined above using the Modified Selection Weights is still above 2.60%, then the Index Administrator shall recalculate the Modified Selection Weights with 𝑤 equal to 4.00%. The process will be repeated, with 𝑤 being increased in steps of 2.00% each time, until the Tracking Error using the Modified Selection Weights falls below 2.00%.

Calculation of the Index Level

The level of the Index at any given time is the overall sum of the products of the weight of each Index Component and the Trading Price of such Index Component at such time, subject to the daily effect of the Adjustment Factor, or decrement, and the monthly effect of the Rebalancing Fee, each as described below. If the currency of a Trading Price is not U.S. dollars (that is, is different from the Index’s currency), the foreign exchange rate is used to convert the Trading Price into USD. For each Index Component whose Trade Price is given in U.S. dollars, fi,t in the formula below is equal to 1.00.

Where:

Indext=	the level of the Index at a time t.

n =	the total number of Index Components at such time t.

xi,t =	the Fraction of Shares (as defined below) of Index Component i at time t.

pi,t =	the Trading Price of Index Component i at time t.

fi,t =	the foreign exchange rate of Index Component i at time t, if applicable (if not applicable, this is equal to 1.00).

The “Fraction of Shares” of an Index Component is, in respect of an Index Component and a Calculation Day, the number of shares of such Index Component included in the Index on such Calculation Day. This number is adjusted on the Calculation Day following each Trading Day during a Rebalancing Period, and is calculated as (i) the target weight of such Index Component in respect of the immediately preceding Trading Day multiplied by the closing level of the Index in respect of such Trading Day (ii) divided by the Closing Price of such Index Component in respect of such Trading Day.

The Fraction of Shares for an Index Component will be adjusted in response to dividend payments or relevant corporate actions. Due to a dividend payment, for example, the Fraction of Shares of the dividend-paying stock increases by a price adjustment factor.

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Adjustment Factor Calculations

After the calculation of the Index closes on any given Trading Day, the Adjustment Factor, or decrement, of 5.00% per annum is calculated and applied to reduce the opening level of the Index on the following Trading Day. The opening level of the Index is thereby reduced each day as follows:

Where:

=	the level of the Index at opening on Trading Day t+1.

=	the level of the Index at opening on Trading Day t+1.

θ =	5.

g =	the number of calendar days between t and t+1.

α =	365.

Rebalance Period Calculations

After the new composition of the Index is determined on the applicable Selection Day, the Index is adjusted during the corresponding Rebalance Period. An Index Component’s weight in the Index on any Trading Day will be referred to as its “Target Weight” with respect to such Trading Day. On any Trading Day that does not fall during a Rebalance Period, the Target Weight of an Index Component will be equal to its weight on the preceding Selection Day. During the three Trading Days during a Rebalance Period, the Target Weight for an Index Component will adjust, based on an equal adjustment on each such Trading Day, from its weight during the prior Rebalance Period to its newly selected weight.

For example, if an Index Component had an effective weight of 1.00% immediately prior to a Rebalance Period and is assigned a new weight of 1.18% as of the new Selection Date, its weight on each Trading Day of the Rebalance Period will increase by 0.06% (calculated as (i) the new target weight minus the previous effective weight (ii) divided by three ()). Therefore, such Component would have a weight of 1.06% on the relevant Rebalance Day, a weight of 1.12% on the first Trading Day immediately following such Rebalance Day, and a weight of 1.18% on and from the second Trading Day immediately following such Rebalance Day (the last day of such Rebalance Period) through and not including the next Rebalance Day.

On each Rebalance Day, the Rebalancing Fee of 0.01% applied to the total absolute change in the weights of each Index Component included in, entering or leaving the Notional Portfolio is deducted from the level of the Index. The sum of the weights of Index Components (which are to be removed from the Index during the Rebalance Period) on a Rebalance Day are added to the sum of the absolute delta between the target weights of Index Components on the Trading Day immediately following such Rebalance Day and closing index weights on such Rebalance Day. This number is then multiplied by 0.01%, the rebalance fee factor.

The opening level of the Index after rebalancing is thereby reduced as follows:

Where:

=	the opening level of the Index on the Trading Day immediately following Rebalance Day t.

=	the closing level of the Index on a Rebalance Day t.

n =	the number of Index Components relevant to a particular summation.

=	the weight on the Rebalance Day of an Index Component i which is being deleted from the Index during the Rebalance Period.

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Wt=	the weight on the Rebalance Day of an Index Component i whose weight is being adjusted. This will equal 0 for additional Index Components which are being newly added to the Index during the applicable Rebalance Period.

Adjustments to the Index

Solactive may make adjustments to the Index as a result of corporate actions that are in addition to any of the regular adjustments or rebalances that are described above. Corporate actions which may require, but are not limited to, adjustments to the Index include cash and/or stock distributions, share splits, reverse splits, capital increases, share repurchases, spin-offs, mergers and acquisitions, delistings, nationalization and insolvency. Such adjustments may affect the inclusion of an Index Component in the Notional Portfolio or affect its weighting within the Index. Such adjustments may have a material impact on the price and/or weighting of any Index Component and, therefore, the overall integrity of the Index. The applicable adjustments are described in further detail in the Solactive Equity Index Methodology, which is available on Solactive’s website. Solactive reserves the right to deviate from these standard procedures in case of any unusual or complex corporate action or if such deviation is made to preserve the comparability and representativeness of the Index over time.

Publication

The level of the Index is calculated on each Calculation Day from 9:00 a.m. to 10:50 p.m. CET based on the Trading Prices on the Exchanges on which the Index Components are listed. Trading Prices of Index Components not listed in the Index Currency (USD) are converted using the current Intercontinental Exchange (ICE) spot foreign exchange rate. Should there be no current Trading Price for an Index Component, the later of (i) the most recent Closing Price or (ii) the last available Trading Price for the preceding Trading Day is used in the calculation.

In addition to the intraday calculation, a closing level of the Index for each Calculation Day is also calculated. This closing level is based on the Closing Prices for the Index Components on the respective Exchanges on which the Index Components are listed. The Closing Prices of Index Components not listed in the Index Currency (USD) are converted using the 4:00 p.m. London time WM Fixing quoted by Reuters. If there is no 4:00 p.m. London time WM Fixing for the relevant Calculation Day, the last available 4:00 p.m. London time WM Fixing will be used for the closing level calculation.

A “Calculation Day” is every weekday from Monday to Friday when the New York Stock Exchange is open for general business.

The “Exchange” is, with respect to the Index and every Index Component, the respective exchange where the respective Index Component has its listing.

“Trading Day” is, with respect to an Index Component included in the Index at any given Rebalance Day and every Index Component included in the Index at the Calculation Day immediately following such Rebalance Day, a day on which the relevant Exchange is open for trading (or a day that would have been such a day if a market disruption had not occurred), excluding days on which trading may be ceased prior to the scheduled Exchange closing time and days on which the Exchange is open for a scheduled shortened period.

The “Trading Price” in respect of an Index Component and a Trading Day is the most recent published price at which the Index Component was traded on the respective Exchange.

Miscellaneous

The methodology of the Index is subject to regular review, at least annually. Any change to the methodology will be made in accordance with the Solactive Methodology Policy (the “Methodology Policy”), which is available on the Solactive website. Any such change in the methodology will be announced on the Solactive website under the Section “Announcement.”

In periods of market stress, Solactive calculates its indices following predefined and exhaustive arrangements as described in the Solactive Disruption Policy, which is available on the Solactive website. Such market stress can arise due to a variety of reasons, but generally results in inaccurate or delayed prices for one or more Index Components. The determination of the Index may be limited or impaired at times of illiquid or fragmented markets and market stress.

An oversight committee composed of staff from Solactive and its subsidiaries (the “Oversight Committee”) is responsible for decisions regarding any amendments to the rules of the Index. Any such amendment, which may result in an amendment of the Index methodology, must be submitted to the Oversight Committee for prior approval and will be made in compliance with the Methodology Policy.

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License Agreement

We have entered into a license agreement with EquBot, whereby HSBC and its affiliates and subsidiary companies, in exchange for a fee, will be permitted to use the Index, which is owned by EquBot, in connection with certain products, including the Notes.

EquBot makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in structured products generally or in the Notes particularly, or the performance of the Index. EquBot’s only relationship with the Issuer is the licensing of the Index and other indices and certain trademarks and trade names without regard to the Issuer or the Notes. EquBot has no obligation to take the needs of the Issuer or the holders of the Notes into consideration, and has not participated in the determination of the timing, price or quantity of the Notes to be issued or in the determination or calculation of the amount due at maturity of the Notes or otherwise. EquBot has no obligation or liability in connection with the administration, marketing or trading of the Notes.

The Notes are not in any way sponsored, endorsed, sold or promoted by EquBot, and EquBot makes no warranty or representation whatsoever, expressly or impliedly, either as to the results to be obtained from the use of the Index and/or the figure at which any particular component stands at any particular time on any particular day or otherwise. The Index is compiled and calculated by Solactive. However, neither EquBot nor Solactive shall be liable (whether in negligence or otherwise) to any person for any error in the Index, and neither EquBot nor Solactive shall be under any obligation to advise any person of any error therein.

“EquBot”, “AI Powered US Equity Adjusted Total Return Index” and “AIPEXAR” are trademarks of EquBot and “Solactive US Large and Mid Cap Index” is a trademark of Solactive. Such trademarks are used under license.

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TABLE OF CONTENTS

You should only rely on the information contained in this document, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this document, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This document, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this document, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$[   ]

Buffered Uncapped Market

Participation Securities Linked to
the AI Powered US Equity
Adjusted Total Return Index

April 1, 2022

Free Writing Prospectus

Free Writing Prospectus
General	FWP-5
Payment at Maturity	FWP-5
Investor Suitability	FWP-6
Risk Factors	FWP-7
Illustrative Examples	FWP-14
Description of the Reference Asset	FWP-16
Events of Default and Acceleration	FWP-17
Supplemental Plan of Distribution (Conflicts of Interest)	FWP-17
U.S. Federal Income Tax Considerations	FWP-17
Annex A	FWP-19
Equity Index Underlying Supplement
Disclaimer	ii
Risk Factors	S-1
The DAX® Index	S-8
The Dow Jones Industrial Average®	S-10
The EURO STOXX 50® Index	S-12
The FTSE® 100 Index	S-14
The Hang Seng® Index	S-16
The Hang Seng China Enterprises Index	S-17
The KOSPI 200 Index	S-19
The MSCI Indices	S-22
The NASDAQ 100 Index®	S-24
The Nikkei 225 Index	S-31
The PHLX Housing SectorSM Index	S-34
The Russell 2000® Index	S-36
The S&P 100® Index	S-41
The S&P 500® Index	S-45
The S&P 500® Low Volatility Index	S-48
The S&P BRIC 40 Index	S-55
The S&P MidCap 400® Index	S-62
The TOPIX® Index	S-65
Additional Terms of the Notes	S-68
The S&P/ASX 200 Index	S-75
The S&P 500® ESG Index	S-78
The TOPIX® Index	S-82
The Swiss Market Index	S-84
Additional Terms of the Notes	S-86

Prospectus Supplement
Risk Factors	S-1
Pricing Supplement	S-12
Description of Notes	S-14
Use of Proceeds and Hedging	S-55
Certain ERISA and Related Considerations	S-56
U.S. Federal Income Tax Considerations	S-58
Supplemental Plan of Distribution (Conflicts of Interest)	S-83

Prospectus
About this Prospectus	1
Risk Factors	2
Where You Can Find More Information	3
Special Note Regarding Forward-Looking Statements	4
HSBC USA Inc.	7
Use of Proceeds	8
Description of Debt Securities	9
Description of Preferred Stock	20
Description of Warrants	25
Description of Purchase Contracts	30
Description of Units	33
Book-Entry Procedures	35
Limitations on Issuances in Bearer Form	39
U.S. Federal Income Tax Considerations Relating to Debt Securities	40
Certain European Union Tax Considerations	48
Plan of Distribution (Conflicts of Interest)	49
Notice to Canadian Investors	52
Notice to EEA Investors	53
Notice to UK Investors	54
UK Financial Promotion	54
Certain ERISA Matters	55
Legal Opinions	57
Experts	58